Exhibit 2

August 17, 2006

Mr. Robert E. Feldman
Executive Secretary
Federal Deposit Insurance Corporation
550 Seventeenth Street, N.W.
Washington, D.C. 29429

Attention: Comments

Re: Deposit Insurance Assessments and Federal Home Loan Bank Advances

Dear Mr. Feldman:

I write with regard to the Federal Deposit Insurance Corporation’s (“FDIC”) notice of proposed rulemaking and request for comment on deposit insurance assessments. Specifically, I wish to address the FDIC’s request for comment on whether Federal Home Loan Bank (FHLBank) advances should be included in the definition of volatile liabilities or, alternatively, whether higher assessment rates should be charged to institutions that have significant amounts of secured liabilities. I appreciate the opportunity to comment on this important matter.

Advances are not volatile liabilities for FHLBank members. FHLBank advances have pre-defined, understood, and predictable terms. Unlike deposits, advances do not evaporate due to circumstances outside of the control of an FHLBank member. Experience has shown that deposits may be lost due to disintermediation arising from a variety of factors, such as special, short-term promotions in a particular market or the existence of higher returns to depositors on alternative assets. Also, while some institutions can look to Wall Street for replacement liabilities, the money and capital markets have, on an overall basis, not functioned well as long-term, stable providers of wholesale funds to the community banks that comprise the membership of the Federal Home Loan Bank System.

As set by Congress, the primary purpose of the FHLBank System is to provide a source of long-term liquidity for FHLBank members. Throughout their 75-year history, the FHLBanks have performed this mission successfully. The FHLBanks are a stable, reliable source of funds for FHLBank member institutions, and the availability of such credit has a predictable, beneficial effect on FHLBank members’ business plans. Given the value of such a stable source of funding, it is not surprising that more than 8,200 financial institutions are currently members of the FHLBank System. It would be illogical to include FHLBank advances in the definition of volatile liabilities given the stability of the FHLBanks, the reliable availability of advances as a source of wholesale funding, and the beneficial and predictable effect of such funding on

Mr. Robert E. Feldman
Federal Deposit Insurance Corporation
August 17, 2006

FHLBank members’ business plans. Further, uninterrupted access to advances helped FHLBank members to grow despite market disruptions associated with the Long-Term Capital Management and the Russian debt crises of 1998, the uncertainties of Y2K, and the tragedy of 9/11. The long-term record of FHLBank advances is clearly a record of reliability, not volatility. Accordingly, I urge the FDIC not to include Federal Home Loan Bank advances in the definition of volatile liabilities.

Moreover, deposit insurance premiums should be based on an institution’s actual risk profile, taking into account an institution’s supervisory rating. Banks that are engaged in excessively risky activities should pay a higher premium, regardless of whether those activities are financed by insured deposits, FHLBank advances, or alternative wholesale funding sources. The professional and capable supervisory agency examination staff are better suited to determining a bank’s risk profile than an inflexible formula imposed on all insured institutions, regardless of circumstance.

Moreover, discouraging borrowing from the FHLBanks would be counterproductive to the goal of reducing the risk of failure of FDIC-insured institutions. In fact, discouraging the use of FHLBank advances could lead to the perverse effect of increasing risks to FHLBank members. Borrowers frequently use FHLBank advances for liquidity purposes and to manage interest-rate risk, as well as to fund loan growth. In many markets, the supply of deposit funds is inadequate to meet loan demand and prudent financial management needs. Curtailing the use of FHLBank advances would force institutions to look to alternative, and potentially more costly, wholesale funding sources that are demonstrably more volatile, thereby reducing profitability and increasing liquidity risk.

Penalizing the use of advances through the imposition of insurance premiums also would conflict with the intent of Congress in establishing the FHLBanks, in opening membership in FHLBanks to commercial banks in FIRREA, and more recently, in adopting the Gramm-Leach-Bliley Act, which expanded small banks’ access to FHLBank advances. The FHLBanks’ mission is to provide financial institutions with access to low-cost funding so they may adequately meet communities’ credit needs to support homeownership and community development. Charging higher assessments to those banks utilizing advances would, in effect, use the regulatory process to frustrate the FHLBanks’ mission as established and repeatedly reaffirmed by the Congress.

During the course of the discussion regarding FDIC reform legislation that has occurred during the course of the past several years, Congressional Committees and principal sponsors of FDIC reform have expressed specific concerns that the FDIC, in developing a risk-based insurance assessment proposal, should not adversely affect FHLBank advances. The Congressional intent has been expressed in both the House and Senate on a bi-partisan basis. Both the House Budget Committee report on reconciliation (November 7, 2005) and the House Financial Services Committee report on deposit insurance reform (April 29, 2005) contained such expressions of concern. In addition, Senator Tim Johnson (D-SD), in a Senate Floor statement on

Mr. Robert E. Feldman
Federal Deposit Insurance Corporation
August 17, 2006

November 3, 2005, stated that FDIC reform legislation was not intended to result in increased insurance premiums simply because an institution holds FHLBank advances. Congressman Spencer Bachus (R-AL) gave a similar statement on the House Floor on December 19, 2005. Congressman Richard Baker (R-LA) also made statements on the House Floor, on April 7, 2003, and June 5, 2002, expressing strong concern that the FDIC might classify institutions with certain amounts or percentages of advances as more risky and, therefore, charge them higher premiums. Congressman Baker said that such actions would contradict Congress’ clear intent to broaden access to FHLBank advances under the Gramm-Leach-Bliley Act. In brief, the legislative history indicates that the FDIC should not charge premiums based on an institution’s use of FHLBank advances.

It should be noted here that a regulatory and legal structure is already in place to help ensure collaboration between the FDIC and the FHLBanks. If an FDIC-insured institution is experiencing financial difficulties, the FDIC and the relevant FHLBank are required by regulation to engage in a dialogue to ensure the institution has adequate liquidity while minimizing other risks, including losses to the FDIC. In addition, the FHLBanks are provided with the legal authority for obtaining confidential access to exam reports to assist with this analysis.

The cooperative relationship between the FHLBanks and member financial institutions has worked remarkably well for 75 years. FHLBank advances serve as a critical source of credit for housing and community development purposes, support sound financial management practices, and allow member banks throughout the nation to remain competitive. FHLBank membership has long been viewed as protection for deposit insurance funds because FHLBank members have ready access to liquidity. Penalizing financial institutions for their cooperative relationship with the FHLBanks would result in their being less competitive, limit credit availability in the communities they serve, and limit their use of a valuable liquidity source, all for no justifiable economic or public policy reason. I again therefore urge the FDIC not to include Federal Home Loan Bank advances in the definition of volatile liabilities.

Sincerely,

/s./George L. Engelke, Jr.

George L. Engelke, Jr.
Chairman